UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

(Amendment No. 15)*

NORWOOD FINANCIAL CORP.
(Name of Issuer)

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

669549 10 7
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 669549 10 7	13G

1.	NAMES OF REPORTING PERSONS Wayne Bank Trust Department
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ N/A
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 201,916 Shares
	6.	SHARED VOTING POWER 0 Shares
	7.	SOLE DISPOSITIVE POWER 201,916 Shares
	8.	SHARED DISPOSITIVE POWER 0 Shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,916 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON BK

Page 2 of 5 pages

Item 1(a). Name of Issuer:

Norwood Financial Corp.

Item 1(b). Address of Issuer’s Principal Executive Offices:

717 Main Street, Honesdale, Pennsylvania 18431

Item 2(a). Name of Person Filing:

Wayne Bank Trust Department

Item 2(b). Address of Principal Business Office or, if None, Residence:

717 Main Street, Honesdale, Pennsylvania 18431

Item 2(c). Citizenship:

Pennsylvania

Item 2(d). Title of Class of Securities:

Common Stock, $0.10 par value per share.

Item 2(e). CUSIP Number:

669549 10 7

Item 3. Check whether the person filing is a:

Item 3(b)                      ☒  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

Item 3(a)(c)(d)(e)(f)(g)(h)(i)(j)(k) - not applicable.

Item 4. Ownership.

The following information relates to the Wayne Bank Trust Department ownership as of December 31, 2014:

(a)	Amount beneficially owned:
201,916 shares

(b)	Percent of Class:
6.0%

Page 3 of 5 pages

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:
201,916 shares

(ii)	Shared power to vote or to direct the vote:
0 shares

(iii)	Sole power to dispose or to direct the disposition of:
201,916 shares

(iv)	Shared power to dispose or to direct the disposition of:
0 shares

Wayne Bank Trust Department (“Department”) is trustee to 31 trust and investment accounts that include, in the aggregate, among their investments the 201,916 shares of Common Stock of Norwood Financial Corp.  The Department has sole voting power with respect to those shares, however, it is our policy to have proxies forwarded to the clients for voting of the Norwood shares directly with the proxy provider by the client holders. Furthermore, the Department holds an aggregate of 245,418 shares of Common Stock of Norwood Financial Corp. in two trust accounts as to which it has no voting or dispositive power.  These shares are excluded from this schedule.

Item 5. Ownership of Five Percent or Less of a Class.

Virtually all of our accounts involve outside persons who have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, securities in such accounts with respect to the class of securities which are subject to this report. However, no such person’s rights relate to more than five percent of the class unless such person is identified below.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Page 4 of 5 pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Wayne Bank Trust Department

Date: January 16, 2015	By:	/s/ Diane Wylam
Diane Wylam
Senior Vice President and Senior Trust Officer